Exhibit 1

PRESS RELEASE

 Cyren Schedules Third Quarter 2016 Earnings Release for

Tuesday, November 15, 2016

McLean, VA – November 1, 2016 – Cyren (NASDAQ: CYRN) today announced that it will release its third quarter 2016 results on Tuesday, November 15, 2016 before U.S. markets open.

The Company will also host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Tuesday, November 15, 2016.

US:	1- 877-397-0286
Israel:	1-80-925-8243
International:	1-719-325-4751

The call will be simultaneously webcast live on the investor relations section of Cyren’s website at www.cyren.com/ir.html, or by using the following link: http://public.viavid.com/index.php?id=121724.

For those unable to participate in the live conference call, a replay will be available until November 29, 2016. To access the replay, the U.S. dial in number is 1-844-512-2921 and the non-U.S. dial in number is 1-412-317-6671. Callers will be prompted for replay conference ID number 2397281. An archived version of the webcast will also be available on the investor relations section of the company's website.

About Cyren

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security as a service solutions as well as embedded solutions for software and security providers. Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Israel Investor Contact:

Iris Lubitch
SmarTeam
+972.54.2528007
iris@smartteam.co.il

Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com